Exhibit 99.2

CAESARSTONE LTD. KIBBUTZ SDOT-YAM MP MENASHE 37804000 ISRAEL
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
V23850-P99233
CAESARSTONE LTD.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, 5, 6, 7 AND 8.
									For	Against	Abstain
1.	To elect or re-elect the following individuals to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company:					4.
To approve the grant of equity-based compensation to Dr. Ariel Halperin, Tom Pardo Izhaki, Giora Wegman and Maxim Ohana, which are currently affiliates of controlling shareholders of the Company, subject to each such director’s re-election as a director at the Meeting.
									☐	☐	☐
									Yes	No
			For	Against	Abstain		4a.
I hereby confirm that I do NOT have a personal interest (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest), in the approval of the proposal.

									☐	☐
	1a.	Ariel Halperin	☐	☐	☐
Please note: If you do not mark either Yes or No, these shares will not be voted for Proposal No. 4.
	1b.	Ronald Kaplan	☐	☐	☐

	1c.	Tom Pardo Izhaki	☐	☐	☐

									For	Against	Abstain
	1d.	Giora Wegman	☐	☐	☐	5.	To approve the terms of employment of Yosef (Yos) Shiran, as Chief Executive Officer of the Company as of March 16, 2023.		☐	☐	☐
									Yes	No
	1e.	Ornit Raz	☐	☐	☐		5a.	I hereby confirm that I am NOT a controlling shareholder and I do NOT have a personal interest (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest), in the approval of the proposal.	☐	☐

	1f.	Maxim Ohana	☐	☐	☐
Please note: If you do not mark either Yes or No, these shares will not be voted for Proposal No. 5.
	1g.	David Reis	☐	☐	☐
									For	Against	Abstain
2.	To elect the following individuals to serve as external directors of the Company for a three year term, commencing on December 1, 2023, and to approve their terms of cash compensation:					6.	To approve an amended and restated Compensation Policy, effective as of the date of the Meeting for a period of three years.		☐	☐	☐
									Yes	No
			For	Against	Abstain		6a.
I hereby confirm that I am NOT a controlling shareholder and I do NOT have a personal interest (if your interest arises solely from the fact that you hold shares in the Company, you would not be deemed to have a personal interest), in the approval of the proposal.

Please note: If you do not mark either Yes or No, these shares will not be voted for Proposal No. 6.
									☐	☐
	2a.	Nurit Benjamini	☐	☐	☐

	2b.	Lily Ayalon	☐	☐	☐
									For	Against	Abstain
						7.	To approve certain amendments to the Company’s Articles of Association, effective as of the date of the Meeting.		☐	☐	☐
			Yes	No
2aa.
I hereby confirm that I am NOT a controlling shareholder and I do NOT have a personal interest, excluding a personal interest that does not result from the shareholder's relationship with the controlling shareholder, in the approval of the proposal.

Please note: If you do not mark either Yes or No, these shares will not be voted for Proposal No. 2.
			☐	☐
	.					8.
To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2023, and its service until the annual general meeting of shareholders to be held in 2024 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year.
									☐	☐	☐
			For	Against	Abstain
3.
To approve the grant of equity-based compensation to Ronald Kaplan, Nurit Benjamini, Lily Ayalon, Ornit Raz and David Reis, subject to each such director’s election or re-election, as applicable, as a director at the Meeting.
			☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature [PLEASE SIGN WITHIN BOX]	Date

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CAESARSTONE LTD.

October 30, 2023
5 P.M. (Israel time)

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓

CAESARSTONE LTD.
2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS
October 30, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

              I, the undersigned shareholder of Caesarstone Ltd. (the “Company”), do hereby nominate, constitute and appoint Mr. Nahum Trost and Mr. Ron Mosberg, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.04 per share, of the Company, held in my name on its books as of September 21, 2023, at the Annual General Meeting of Shareholders (the “Meeting”) to be held on October 30, 2023, beginning at 5 P.M. Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, or at any adjournment or postponement thereof on the following matters, which are more fully described in the Notice of the 2023 Annual General Meeting of Shareholders (the “Notice”) and the proxy statement (the “Proxy Statement”), dated September 21, 2023, relating to the Meeting. By my signature, I hereby revoke any and all proxies previously given.

               This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If you do not state whether you are a controlling shareholder or have personal interest, these shares will not be voted for Proposal Nos. 2, 4, 5 and 6.

              Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)